SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

27966L108

(CUSIP Number)

Dr. Pardeep Nijhawan

c/o Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, L3R 5H6, Canada

 (289) 800-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2023

(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27966L108		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,118

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023, and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

CUSIP No. 27966L108	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023.

CUSIP No. 27966L108	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON 1968160 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,727
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023.

CUSIP No. 27966L108	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON The New Nijhawan Family Trust 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 456,524
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 456,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023 and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

CUSIP No. 27966L108	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 940,431
	8	SHARED VOTING POWER 3,644,463 (1)
	9	SOLE DISPOSITIVE POWER 940,431
	10	SHARED DISPOSITIVE POWER 3,644,463 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 2,592,118 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 224,094 Common Shares beneficially owned by The Digestive Health Clinic Inc., 371,727 Common Shares beneficially owned by 1968160 Ontario Inc. and 456,524 Common Shares beneficially owned by The New Nijhawan Family Trust 2015.

(2)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023, an additional 246,319 Common Shares underlying vested share options, an additional 99,300 Common Shares underlying vested restricted stock units, and an additional 463,466 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person.

SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario, Canada corporation (iv) The New Nijhawan Family Trust 2015, an Ontario, Canada trust and (v) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020, as further amended by Amendment No. 4 filed on November 8, 2022 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 5, the Schedule 13D remains in full force and effect. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On July 20, 2023, the Issuer granted Dr. Pardeep Nijhawan a share option to purchase 120,000 Common Shares for no consideration. The share option vests monthly in equal proportions over 36 months beginning on the date of grant. The exercise price of the share option is $0.8277 per share and the share option expires on July 20, 2033.

On August 4, 2023, the Issuer granted Dr. Pardeep Nijhawan 99,300 restricted stock units, which vested in full upon grant. The restricted stock units represent awards received in lieu of a portion of Dr. Pardeep Nijhawan’s cash bonus earned related to the calendar year ending December 31, 2022. The number of restricted stock units was determined by dividing such portion of the cash bonus by the 5-day average VWAP (volume weighted average price) of the Common Shares through July 31, 2023.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation (1)	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015 (2)	456,524 shares
Pardeep Nijhawan (3)	4,584,894 shares

SCHEDULE 13D

(1)	Includes 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Includes 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(3)

Includes 594,812 Common Shares, 99,300 Common Shares underlying vested restricted stock units and 246,319 Common Shares underlying vested share options held directly by Dr. Pardeep Nijhawan, 2,356,914 Common Shares and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, 224,094 Common Shares held by The Digestive Health Clinic Inc., 371,727 Common Shares held by 1968160 Ontario Inc., and 228,262 Common Shares and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding held by The New Nijhawan Family Trust 2015.

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation (1)	12.2%
The Digestive Health Clinic Inc. (2)	1.1%
1968160 Ontario Inc. (2)	1.8%
The New Nijhawan Family Trust 2015 (3)	2.1%
Pardeep Nijhawan (4)	20.9.%

(1)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023 and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023.

(3)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023 and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(4)

Based on a total of 21,093,654 Common Shares of the Company outstanding as of August 4, 2023, an additional 246,319 Common Shares underlying vested share options, an additional 99,300 Common Shares underlying vested restricted stock units, and an additional 463,466 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	940,431 shares

(ii)	Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015	456,524 shares
Pardeep Nijhawan	3,644,463 shares

SCHEDULE 13D

(iii)	Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	940,431 shares

(iv)	Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015	456,524 shares
Pardeep Nijhawan	3,644,463 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: August 21, 2023	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date: August 21, 2023	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

1968160 ONTARIO INC.

Date: August 21, 2023	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE NEW NIJHAWAN FAMILY TRUST 2015

Date: August 21, 2023	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Trustee

PARDEEP NIJHAWAN

Date: August 21, 2023	/s/ Pardeep Nijhawan